Exhibit 21.1

Company Name		Incorporation Date	State of corporation
Nightfood, Inc. (“Nightfood”)	2	January 14, 2010	New York
Future Hospitality Ventures Holdings, Inc.		October 25, 2024	Nevada
SWC Group, Inc. (d/b/a CarryOutSupplies.com)	1	July 19, 2004	California
TechForce Robotics, Inc. (f/k/a Skytech Automated Solutions, Inc.)	1	October 6, 2023	Delaware
Victorville Treasure Holdings, LLC (d/b/a Holiday Inn)	3	February 26, 2014	California
Treasure Mountain Holdings, LLC (d/b/a Hilton Garden)	4	July 5, 2013	California

1	Acquired on March 31, 2025.
2	Discontinued operations effective June 30, 2025.
3	Acquired August 27, 2025.
4	Acquired September 30, 2025.